John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

February 27, 2015 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On February 13, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement on Schedule 14A. The preliminary proxy statement relates to the solicitation of the vote of shareholders of the Bretton Fund (the “Fund”), a series of the Trust, relating to the approval of an investment management agreement between Bretton Capital Management, LLC and the Trust with respect to the Fund.

     On February 23, 2015, you provided comments to me and my colleague, Cynthia Baughman, relating to the proxy statement. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a definitive proxy statement. The definitive proxy statement will include responses to the comments as described in this letter.

General and Shareholder Letter

1. Comment: There should be more information throughout the proxy statement with regard to the addition of the new portfolio manger.

    Response: The Trust has revised the disclosure as you have requested.

Questions & Answers

2. Comment: Please explain what happens if the Agreement is not approved. It is disclosed that the Board may resubmit the agreement for shareholder approval or consider other alternatives for the Fund. If there are any specific other alternatives that the Board has considered, please disclose those alternatives.

Ms. Karen Rossotto U.S. Securities and Exchange Commission February 27, 2015

    Response: The Trust feels that the response to this question is accurate and complete at this time. At this time, the Board has not considered any other specific alternatives in the event the Agreement is not approved by shareholders of the Fund.

Proposal

3. Comment: In the first paragraph in this section, it is noted that Mr. de Balmann will become a portfolio manager with Bretton Capital Management, LLC and will have voting rights in Bretton Capital Management, LLC due to his ownership interest. Please explain the term, “voting rights,” in this sentence.

    Response: The Trust has revised the disclosure to explain the concept of “voting rights.”

4. Comment: The second paragraph in this section notes that the Transaction will “likely” cause a change of control of Bretton. Please remove the word “likely.”

    Response: The Trust has revised the disclosure as you have requested.

5. Comment: The third paragraph in this section indicates that there is no anticipated change in portfolio manager. Please revise to reflect that a new co-portfolio manager will be added following the Transaction.

    Response: The Trust has revised the disclosure as you have requested.

6. Comment: Under the heading “Information Concerning Bretton,” please revise “reorganized as” to “will reorganize” to be prospective.

    Response: The Trust has revised the disclosure as you have requested.

7. Comment: Under the heading “Board Considerations in Approving the New Agreement,” please note whether the Board considered anything more than educational experience and background with regard to the new portfolio manager – Mr. de Balmann.

    Response: The Trust has considered your comment, reviewed the current disclosure and determined that it adequately reflects the considerations of the Board in approving the transaction contemplated by the proxy proposal.

8. Comment: The third paragraph under the heading “Board Considerations in Approving the New Agreement” states that “the Board requested and received various informational materials including, without limitation …” Please explain what “without limitation” means.

    Response: “Without limitation” means that the Board requested and received the information specified in (i) through (iv), but may have also considered other information that was provided but was not specifically listed. The list was, as we believe it states clearly, a non-exhaustive list of things the Board had to consider. In other words, the information contained in (i) through (iv) is not the only information the Board requested and received.

Ms. Karen Rossotto U.S. Securities and Exchange Commission February 27, 2015

Payment of Proxy Expenses

9. Comment: In this section it is noted that the proxy costs are estimated to be less than $25,000. Please disclose the actual estimated proxy costs.

    Response: The Trust has revised the disclosure as you have requested.

*       *       *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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